Exhibit 12.1
Levitt Corporation
Calculation of Ratio of Earnings to Fixed Charges
(Dollars in thousands)

	Year ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Pre-tax income from operations before adjustment for income or loss from equity investees	74,469	74,194	35,304	20,347	9,308
Fixed charges	19,264	11,099	7,924	8,057	6,226
Add: Amortization of capitalized interest	8,959	9,872	6,425	6,174	4,820
Distributed income from equity investees	12,877	9,744	1,561	6,214	6,131
Capitalized interest	(19,264)	(10,840)	(7,691)	(7,668)	(6,046)

	96,305	94,069	43,523	33,124	20,439

Fixed charges:
Interest expense	—	259	233	389	180
Interest capitalized	19,264	10,840	7,691	7,668	6,046

	19,264	11,099	7,924	8,057	6,226

Ratio of earnings to fixed charges	5.00	8.48	5.49	4.11	3.28